UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Roger B. Peikin
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

May 18, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No.- 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 9,373,192 shares of Common Stock.
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 9,373,192 shares of Common Stock.
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,373,192 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.28%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).  The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Roger Peikin is the Executive Vice President of Aletheia.

(b)-(f)     Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of January 8, 2010, an Amendment No. 2 for an event of January 25, 2010, and an Amendment No. 3 for an event of January 31, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 9,373,192 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $244,636,580 from their working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 57,558,325 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 30, 2010) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares
Aletheia	9,373,192	16.28%

(b)           Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 9,373,192 shares of the Issuer’s Common Stock.

(c)             See Appendix 1 annexed hereto.

(d)             Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)              Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 27, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Roger B. Peikin
Roger B. Peikin,
Executive Vice President

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK  - LAST 60 DAYS

Trade Date	Number of Shares Purchased	Purchase Price	Average Share Price for Purchases	Number of Shares Sold	Sales Price	Average Share Price for Sales

03/22/10	0	0	-	10,000	239,622	23.96
03/23/10	2,045	48,984	23.95	35,490	848,715	23.91
03/24/10	0	0	-	8,638	202,312	23.42
03/25/10	2,755	64,479	23.40	753	17,571	23.33
03/26/10	0	0	-	28,705	655,603	22.84
03/29/10	524	11,774	22.47	8,945	201,250	22.50
03/30/10	299	6,776	22.66	11,447	256,075	22.37
03/31/10	695	15,458	22.24	25,518	559,074	21.91
04/01/10	1,620	35,568	21.96	4,175	91,297	21.87
04/05/10	8,090	181,814	22.47	59,090	1,303,853	22.07
04/06/10	500	11,237	22.47	610	13,657	22.39
04/07/10	800	17,905	22.38	16,760	376,094	22.44
04/08/10	950	20,964	22.07	380	8,481	22.32
04/09/10	6,720	152,037	22.62	10,000	225,892	22.59
04/12/10	5,655	126,880	22.44	770	17,243	22.39
04/13/10	0	0	-	240	5,207	21.69
04/14/10	70	1,629	23.27	25	580	23.22
04/15/10	6,875	157,498	22.91	5,390	122,891	22.80
04/16/10	310	6,305	20.34	2,498	56,568	22.65
04/19/10	0	0	-	33,200	746,673	22.49
04/20/10	67	1,505	22.46	555	12,311	22.18
04/21/10	622	14,281	22.96	1,160	26,157	22.55
04/22/10	0	0	-	105	2,380	22.67
04/23/10	5,855	139,551	23.83	7,406	173,763	23.46
04/26/10	2,645	63,920	24.17	3,880	93,432	24.08
04/27/10	1,395	31,899	22.87	5,644	131,142	23.24
04/28/10	160	3,634	22.71	480	10,823	22.55
04/29/10	20	461	23.03	72,160	1,654,768	22.93
04/30/10	75	1,643	21.91	70	1,524	21.77
05/03/10	0	0	-	875	19,531	22.32
05/04/10	160	3,324	20.78	1,175	23,676	20.15
05/05/10	1,200	25,224	21.02	380	8,008	21.07
05/06/10	1,815	35,756	19.70	0	0
05/07/10	12,245	239,258	19.54	1,390	27,706	19.93
05/10/10	0	0	-	1,755	35,839	20.42
05/11/10	1,265	26,929	21.29	48,160	1,000,671	20.78
05/12/10	94	1,986	21.13	16,022	343,757	21.46
05/13/10	493	10,350	20.99	16,155	339,655	21.02
05/14/10	6,555	125,704	19.18	5,920	114,499	19.34
05/17/10	0	0	-	519	10,171	19.60
05/18/10	25	512	20.48	78,845	1,535,097	19.47
05/19/10	1,898	37,725	19.88	19,954	384,225	19.26
05/20/10	0	0	-	150	2,809	18.73
05/21/10	0	0	-	450	8,633	19.18